UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                          Cadillac Fairview Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    126929207
                                 (CUSIP NUMBER)

                                   Jane Beatty
                      Ontario Teachers' Pension Plan Board
                          5650 Yonge Street, Suite 300
                        Toronto, Ontario, Canada, M2M 4H5
                                  416-730-6178

                                    Copy to:

                              Brice T. Voran, Esq.
                               Shearman & Sterling
                 199 Bay Street, Commerce Court West, Suite 4405
                        Toronto, Ontario, Canada M5L 1E8
                            Telephone: (416) 360-8484

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 17, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


CUSIP No.   126929207

1. NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Ontario Teachers' Pension Plan Board

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)      [_]
     (b)      [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     An Ontario, Canada Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
      0

8.   SHARED VOTING POWER
     80,169,922

9.   SOLE DISPOSITIVE POWER
      0

10.  SHARED DISPOSITIVE POWER
     80,169,922

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       80,169,922

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS) [__]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     EP


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


CUSIP No.   126929207

1. NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Cadillac Fairview Corporation Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)      [_]
     (b)      [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
     AF, BK

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     An Ontario, Canada Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
      0

8.   SHARED VOTING POWER
      80,169,922

9.   SOLE DISPOSITIVE POWER
      0

10.  SHARED DISPOSITIVE POWER
       80,169,922

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       80,169,922

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS) [__]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO



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


          Ontario Teachers' Pension Plan Board (the "Board") and The Cadillac Fairview Corporation Limited ("Cadillac"), a wholly-owned subsidiary of the Board and successor corporation to 1384183 (as defined below), hereby amend the Board's statement on Schedule 13D relating to the Common Shares (the "Shares") of Cadillac Fairview Corporation (the "Issuer") dated July 10, 1998 and as amended on January 13, 1999 (collectively, the "Schedule 13D"), as set forth below. All terms defined in the Schedule 13D have the same meanings in this Amendment No. 2.

Item 2.  Identity and Background.

(a)-(c)  The following paragraph is hereby inserted after the third paragraph:

         "This statement is being filed jointly by the Board and by Cadillac (a successor corporation to 1384183). The principal business address of Cadillac is 20 Queen Street West, Fifth Floor, Toronto, Ontario, Canada M5H 3R4.

         "The name, business address, present principal occupation or employment (and name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each executive officer and director of Cadillac, each person controlling Cadillac and each executive officer and director of any corporation or other person in control of Cadillac is set forth in Schedule B and incorporated herein by reference."

         Schedule A of the 13D is hereby deleted in its entirety and replaced with Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

         The following paragraphs are hereby inserted after the eighth paragraph:

         "The Board acquired 100,000 Shares on January 14, 1999. The net amount of funds used by the Board to acquire these 100,000 Shares was Cdn$2,953,000 (including commissions).

         On March 16, 2000, 1384183 Ontario Inc. ("1384183"), a private corporation wholly owned by the Board acquired from the Board 16,527,533 Shares of the Issuer. On March 17, 2000, pursuant to the terms of a plan of arrangement (the "Arrangement"), approved by the shareholders of the Issuer, 1384183 acquired all of the remaining 63,642,389 outstanding Shares of the Issuer it did not own in exchange for consideration of Cdn$34 per Share.

         The ninth paragraph is hereby deleted, and the following paragraph is hereby inserted in its place:

         "All of the funds used by the Board to acquire the 16,527,533 Shares that were transferred to 1384183 came from the pension fund managed by the Board (the "Pension Fund"), which includes income from the fund's investment portfolio and contributions of members of the pension plan administered by the Board. Approximately Cdn$473.7 million of the funds used by 1384183 to acquire the 63,642,389 Shares came from three credit facilities provided for by The Toronto-Dominion Bank, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce. Cdn$225 million was a "daylight" facility and was repaid immediately following the completion of the Arrangement. Cdn$100 million of the loans were secured by mortgages on certain assets of the Issuer and Cdn$150 million were secured by other assets of the Issuer. The Board did not provide a guarantee on any of the loans but did provide an undertaking to cause 1384183 to comply with certain of its obligations under the credit facilities. The remaining funds that 1384183 used to acquire the 63,642,389 Shares came from the Board's Pension Fund."


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


Item 4.  Purpose of Transaction.

(a)-(i) The following paragraph is hereby inserted after the first paragraph:

         "The Board, through 1384183, acquired 100% of the outstanding Shares, not already owned by the Board, pursuant to the Arrangement and as a result the Issuer became a direct wholly-owned subsidiary of the Board. The purpose of the Arrangement was for the Board to make a significant investment in real estate. The Board intends to continue a review of Cadillac (the successor to the Issuer) and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable in order to best organize and integrate the activities of Cadillac.

         After the Arrangement, Cadillac's board of directors was replaced by the persons named in Schedule B hereto, who were nominated by the Board. Except as disclosed in the Management Information Circular which is filed hereto as
Exhibit 2, the Board has no present plans or proposals that would result in an extraordinary corporate transaction involving Cadillac or any of its subsidiaries, such as a merger, reorganization, liquidation, sale or transfer of a material amount of assets, or any material changes in Cadillac's present dividend policy, corporate structure or business, the composition of its management or personnel or its indebtedness or capitalization.

         On March 17, 2000 pursuant to the terms of the Arrangement and subsequent to the transactions described above, the Issuer, several of its wholly owned subsidiaries and 1384183 amalgamated to form Cadillac, a corporation wholly owned by Teachers.

         Upon completion of the Arrangement, the Issuer's common shares were delisted from The New York Stock Exchange and The Toronto Stock Exchange, are no longer registered pursuant to Section 12(g)(4) of the Exchange Act and were canceled."

Item 5. Interest in Securities of the Issuer.

     (a) - (b) The following paragraph is hereby inserted after the second paragraph:

         "On March 17, 2000, the Board owned 0 Shares and Cadillac owned 80,169,922 Shares. 80,169,922 Shares were outstanding as of March 17, 2000. The 80,169,922 Shares beneficially owned by Cadillac on March 17, 2000 represent 100% of the Shares outstanding. The Board has shared voting power over the 80,169,922 Shares owned by Cadillac due to the Board's 100% ownership of Cadillac. Cadillac has shared voting and dispositive power over all of the 80,169,922 Shares beneficially owned by it."

     (c) The following paragraphs are hereby inserted after the last paragraph:

         The following persons listed in Schedule B and A. Charles Baillie, Bruce W. Duncan, Robert E. Bellamy, Gail Cook-Bennett, Jefferson J. Mooney and Thomas J. Saylak, all being previous directors of the Issuer, have effected the following transactions in Shares in the sixty days prior to March 17, 2000:


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





                                       Date of              Number of                Exercised                 Where and How
             Name                    Transaction         Options Exercised         Price Per Share       Transaction was Effected
             ----                -------------------     -----------------         ---------------       ------------------------
                                                                                       (Cdn$)
Peter J. Barbetta                   March 16, 2000                  98,000          16.00 - 32.00        All Shares acquired were
                                    March 17, 2000                  26,000          26.75 - 32.00        tendered to 1384183
Bruce W. Duncan                     March 16, 2000               2,535,000          0.01 - 30.48         pursuant to the
Jon N. Hagan                        March 16, 2000                 179,667          16.00 - 32.00        Arrangement on March 17,
                                    March 17, 2000                  29,333          26.75 - 32.00        2000.
Michael P. Kitt                     March 16, 2000                 223,000          16.00 - 32.00
                                    March 17, 2000                  26,000          26.75 - 32.00
Ian C. MacKellar                    March 16, 2000                  98,000          16.00 - 32.00
                                    March 17, 2000                  26,000          26.75 - 32.00
Ronald E. Peddicord                 March 16, 2000                  99,000          16.00 - 32.00
                                    March 17, 2000                  18,000          26.75 - 32.00
L. Peter Sharpe                     March 16, 2000                 129,667          16.00 - 32.00
                                    March 17, 2000                  29,333          26.75 - 32.00
John Sullivan                       March 16, 2000                  66,667              31.00
                                    March 17, 2000                 133,333              31.00
A. Charles Baillie                  March 17, 2000                   2,000          31.00 - 26.28
Robert E. Bellamy                   March 17, 2000                   2,000          31.00 - 26.28
Gail Cook - Bennett                 March 17, 2000                   2,000          31.00 - 26.28
Morton G. Gross                     March 17, 2000                   2,000          31.00 - 26.28
Jefferson J. Mooney                 March 17, 2000                   2,000          31.00 - 26.28
Thomas J. Saylak                    March 17, 2000                   2,000          31.00 - 26.28
Scot E. Adams                       March 17, 2000                  30,000          20.00 - 32.00
Rudolph J. Adlaf                    March 17, 2000                  11,000          20.00 - 32.00
Normand P. Blouin                   March 17, 2000                  67,500          20.00 - 32.00
Lynnette A. Browne                  March 17, 2000                  16,500          20.00 - 32.00
Alan Carlisle                       March 17, 2000                  62,500          20.00 - 32.00
Linda M. Gray                       March 17, 2000                  60,000          20.00 - 32.00
Anthony Grossi                      March 17, 2000                  50,000          20.00 - 26.75
David E. Handley                    March 17, 2000                  13,000          20.00 - 32.00
Sandra J. Hardy                     March 17, 2000                  16,000          20.00 - 32.00
Richard M. Michaeloff               March 17, 2000                  16,500          20.00 - 32.00
Ross W.E. Wood                      March 17, 2000                   9,000          20.00 - 32.00
Ronald B. Wratschko                 March 17, 2000                  62,500          20.00 - 32.00





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


         Neither the Board, or, to the best knowledge of the Board, any of the persons listed in Schedule A of the Schedule 13D effected any transactions in Shares in the sixty days prior to March 17, 2000.

Item 7.  Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits to the end thereof:

          (2) Management Information Circular dated February 14, 2000 (the "Information Circular")

          (3) Arrangement Agreement dated December 1, 1999, included as Annex D to the Information Circular.

          (4) Plan of Arrangement filed with the Ontario Supreme Court of Justice on February 8, 2000, included as Annex D to the Information Circular.

          (5) Press release issued by Ontario Teachers' Pension Plan Board on March 17, 2000.











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


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 30, 2000

                                        ONTARIO TEACHERS' PENSION
                                           PLAN BOARD




                                          /s/ Jane Beatty
                                        ------------------------------------
                                        Name:   Jane Beatty
                                        Title:  Legal Counsel, Investments











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


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 30, 2000




                                        THE CADILLAC FAIRVIEW
                                           CORPORATION LIMITED



                                              /s/ Peter J. Barbetta
                                        ------------------------------------
                                        Name:  Peter J. Barbetta
                                        Title: Senior Vice-President, General
                                               Counsel and Secretary












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


                                   Schedule A

         Set forth below are the names and positions of all of the directors and executive officers of the Board, the principal occupation or employment of such person and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, the citizenship of each person listed below is Canadian, and the business address of each person listed below is 5650 Yonge Street, Toronto, Ontario, Canada M2M 4H5.

---------------------------------------- -------------------------------------------------------------
Name, Citizenship and Business Address   Principal Employment and Employer
---------------------------------------- -------------------------------------------------------------
Claude Lamoureux                         President and Chief Executive
                                         Officer of the Board

---------------------------------------- -------------------------------------------------------------
Robert W. Korthals                       Chairperson of the Board; Retired Financial Executive
121 King Street West
Suite 2525
Toronto, Ontario
M5H 3T9

---------------------------------------- -------------------------------------------------------------
Jalynn Bennett                           Director of the Board; President of Jalynn H. Bennett
247 Davenport Rd.                        Associates, a strategic planning consulting firm whose
Suite 303                                principal business address and office are the same as for
Toronto, Ontario                         Ms. Bennett
M5R 1J9

---------------------------------------- -------------------------------------------------------------
David Lennox                             Director of the Board; Retired Secretary for Ontario
55 Lombard Street                        Teachers' Federation, a teacher's union
Suite 413
Toronto, Ontario
M5C 2R7

---------------------------------------- -------------------------------------------------------------
Ann Finlayson                            Director of the Board; Self-employed journalist, speaker,
440 Markham Street                       freelance editor and consultant
Toronto, Ontario
M6G 2L2

---------------------------------------- -------------------------------------------------------------
Lucy Greene                              Director of the Board; Retired Human Resources Executive
1736 Caughey Lane                        for Sun Life Assurance Company of Canada
Penetanguishene, Ontario
L9M 1X4

---------------------------------------- -------------------------------------------------------------
Geoff Clarkson                           Director of the Board; Retired Partner with Ernst & Young
P.O. Box 251
Toronto-Dominion Centre
Toronto, Ontario
M5K 1J7

---------------------------------------- -------------------------------------------------------------
Gary Porter                              Director of the Board; Self-employed Chartered Accountant
820-439 University Ave.
Toronto, Ontario
M5G 1Y8

---------------------------------------- -------------------------------------------------------------


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


---------------------------------------- -------------------------------------------------------------
Name, Citizenship and Business Address   Principal Employment and Employer
---------------------------------------- -------------------------------------------------------------
Ralph Lean, Q.C.                         Director of the Board; Partner at the law firm of Cassels
40 King Street West                      Brock & Blackwell
Suite 2100
Toronto, Ontario
M5H 3C2

---------------------------------------- -------------------------------------------------------------
John S. Lane, C.F.A.                     Director of the Board; Retired Senior Vice-President,
77 Dawlish Avenue                        Investments Sun Life Assurance Company of Canada
Toronto, Ontario
M4N 1H2

---------------------------------------- -------------------------------------------------------------
Robert Bertram                           Executive Vice-President, Investments of the Board

---------------------------------------- -------------------------------------------------------------
Allan Ressor                             Executive Vice-President, Member Services and Chief
                                         Information Officer of the Board

---------------------------------------- -------------------------------------------------------------
John Brennan                             Vice-President, Human Resources and Public Affairs of the
                                         Board

---------------------------------------- -------------------------------------------------------------
Andrew Jones                             Vice-President, Finance of the Board

---------------------------------------- -------------------------------------------------------------
Peter Maher                              Vice-President, Internal Audit of the Board

---------------------------------------- -------------------------------------------------------------
Roger Barton                             Vice-President, General Counsel & Secretary of the Board

---------------------------------------- -------------------------------------------------------------
Rosemarie McClean                        Vice-President, Client Services of the Board

---------------------------------------- -------------------------------------------------------------
Morgan McCague                           Vice-President, Quantitative Investments of the Board

---------------------------------------- -------------------------------------------------------------
Neil Petroff                             Vice-President, International Equity Indexes, Fixed Income
                                         and Foreign Exchange of the Board

---------------------------------------- -------------------------------------------------------------
Brian Gibson                             Vice-President, Equities of the Board

---------------------------------------- -------------------------------------------------------------
Michael Lay                              Vice-President, Merchant Banking of the Board

---------------------------------------- -------------------------------------------------------------
Brian J. Muzyk                           Vice-President, Real Estate of the Board

---------------------------------------- -------------------------------------------------------------
Leo de Bever                             Vice-President, Research & Economics of the Board

---------------------------------------- -------------------------------------------------------------





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


                                   Schedule B

         Set forth below are the names and positions of all of the directors and executive officers of Cadillac on March 17, 2000, the principal occupation or employment of such person and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise indicated, the citizenship of each person listed below is Canadian, and the business address of each person listed below is 20 Queen Street West, Fifth Floor, Toronto, Ontario, Canada M5H 3R4.

--------------------------------------------- -----------------------------------------------------
Name, Citizenship and Business Address        Principal Employment and Employer
--------------------------------------------- -----------------------------------------------------
Brian J. Muzyk                                Director of Cadillac; Vice-President, Real Estate
5650 Yonge Street, Suite 300                  of the Board
Toronto, Ontario M2M 4H5

--------------------------------------------- -----------------------------------------------------
Andrea Stephen                                Director of Cadillac; Director, Real Estate of the
5650 Yonge Street, Suite 300                  Board
Toronto, Ontario M2M 4H5
--------------------------------------------- -----------------------------------------------------
Morton G. Gross                               Director of Cadillac; Partner at the law firm of
Scotia Plaza, 40 King Street West, Suite 4100 Borden Ladner Gervais LLP.
Toronto, Ontario M5H 3Y4
--------------------------------------------- -----------------------------------------------------
Jon N. Hagan                                  Executive Vice-President and Chief Financial
                                              Officer
--------------------------------------------- -----------------------------------------------------
L. Peter Sharpe                               Executive Vice-President
--------------------------------------------- -----------------------------------------------------
Peter J. Barbetta                             Senior Vice-President, General Counsel and
                                              Secretary
--------------------------------------------- -----------------------------------------------------
Normand P. Blouin                             Senior Vice-President (Eastern Canada Portfolio)
--------------------------------------------- -----------------------------------------------------
Alan Carlisle                                 Senior Vice-President (U.S. Portfolio)
Citizenship: United States
--------------------------------------------- -----------------------------------------------------
Linda M. Gray                                 Senior Vice-President (Ontario Portfolio)
--------------------------------------------- -----------------------------------------------------
Anthony Grossi                                Senior Vice-President (Greater Toronto Area
                                              Portfolio)
--------------------------------------------- -----------------------------------------------------
David E. Handley                              Senior Vice-President (Project Management and
                                              Environmental Services)
--------------------------------------------- -----------------------------------------------------
Michael P. Kitt                               Senior Vice-President (Acquisitions, Dispositions
                                              and Financial Analysis)
--------------------------------------------- -----------------------------------------------------
Ian C. MacKellar                              Senior Vice-President (Finance) and Controller
--------------------------------------------- -----------------------------------------------------
Ronald E. Peddicord                           Senior Vice-President (National Property Operations)
Citizenship:  United States
--------------------------------------------- -----------------------------------------------------
John Sullivan                                 Senior Vice-President (Office Development)
--------------------------------------------- -----------------------------------------------------
Ronald B. Wratschko                           Senior Vice-President (Western Canada Portfolio)
--------------------------------------------- -----------------------------------------------------
Scot E. Adams                                 Vice-President and Chief Information Officer
--------------------------------------------- -----------------------------------------------------
Rudolph J. Adlaf                              Vice-President (Architecture and Design)
--------------------------------------------- -----------------------------------------------------
Dominick Bovalino                             Vice-President (Marketing and Corporate
Citizenship:  Canada and the United States    Communications)
--------------------------------------------- -----------------------------------------------------
Lynnette A. Browne                            Vice-President (Treasury)
--------------------------------------------- -----------------------------------------------------
Sandra J. Hardy                               Vice-President (Legal)
--------------------------------------------- -----------------------------------------------------
Richard M. Michaeloff                         Vice-President (Project Finance)
--------------------------------------------- -----------------------------------------------------
Lois A. Miles                                 Vice-President (Taxation)
--------------------------------------------- -----------------------------------------------------
Ross W.E. Wood                                Vice-President (Taxation)
--------------------------------------------- -----------------------------------------------------



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


                                  EXHIBIT INDEX


   Exhibit No.                                     Description
   -----------                                     -----------

   +  1.           Shareholders' Agreement dated as of July 31, 1995, as amended on August 26, 1997.
      2.           Management Information Circular dated February 14, 2000 (the
                   "Information Circular").(1)
      3.           Arrangement Agreement dated December 1, 1999, included as
                   Annex D to the Information Circular.
      4.           Plan of Arrangement filed with the Ontario Supreme Court of
                   Justice on February 8, 2000, included as Annex D to the
                   Information Circular.
      5.           Press Release



------------------------
+        Previously filed.

(1) Incorporated by reference to Ontario Teachers' Pension Plan Board's Schedule 13E-3 filed with the Securities and Exchange Commission on January 18, 2000.








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


[GRAPHIC OMITTED]                                 NEWS RELEASE
Ontario
Teachers'
Pension Plan
Board


                                                       For immediate release
                                                       March 17, 2000


                     ONTARIO TEACHERS' PENSION PLAN ACQUIRES
                                CADILLAC FAIRVIEW

Toronto (March 17, 2000) - The Ontario Teachers' Pension Plan Board ("Teachers'") announced today that its acquisition of Cadillac Fairview Corporation ("Cadillac") by way of a plan of arrangement for $34 per Common Share was completed today. As a result, Teachers' beneficially owns all of the outstanding Shares of Cadillac.

Approximately 99.8% of the $100,000,000 principal amount of the 5.70% Convertible Unsecured Subordinated Debentures of Cadillac were tendered in acceptance of the offer made by 1384183 Ontario Inc., a corporation wholly-owned by Teachers'. 1384183 has taken up the tendered Debentures and has invoked its right to acquire the remaining Debentures pursuant to the compulsory acquisition procedures of the Business Corporations Act (Ontario).

The Teachers' Pension Plan Board has assets of $68 billion and invests to secure the retirement income of 300,000 active and retired teachers in Ontario. Since its inception in 1991, the real estate division of Teachers' built a $2.4 billion portfolio containing properties in Canada, the United States and overseas. As a result of this acquisition, real estate investments now represent about 7 percent of the plan's assets.



                         -----------------------------------------
Authorized by:           Jane Beatty
                         Legal Counsel, Investments


For more information, please contact:
Lee Fullerton
Manager, Communication
Tel: (416) 730-5347
Fax: (416) 730-6338
E-mail: lee_fullerton@otpp.com
        ----------------------
http://www.otpp.com







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